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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65566

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nicol Investors Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#1 Executive Park
(No. and Street)

Granite City	IL	62040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Campbell 973-727-7379
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCoy & Associates, LLC
(Name – *if individual, state last, first, middle name*)

16 Emerald Terrace	Swansea	IL	62226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin G Nicol, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nicol Investors Corporation, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President, CEO

Title



OFFICIAL SEAL
W CHRISTOPHER ZIEBOLD
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/16/19



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NICOL INVESTORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash	$	59,864
Commissions receivable		74,550
Deposit with clearing organization		12,501
Prepaid expenses and other assets		14,528
Property and equipment, net of accumulated depreciation of $ 24,563		4,693
TOTAL ASSETS	$	166,136

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Commissions payable	$	60,178
Dues collected in advance		25,118
Other accrued expenses		6,030
Total Liabilities		91,326
Stockholder's Equity:		
Common stock, $0.25 par value, authorized 400,000 shares, 168,952 shares issued and outstanding		42,238
Additional paid-in capital		206,162
Retained earnings		(173,590)
Total stockholder's equity		74,810
LIABILITIES AND STOCKHOLDER'S EQUITY	$	166,136

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION
STATEMENT OF OPERATIONS
Year Ended December 31, 2016

Revenues:	
Commissions	$ 1,007,892
Other income	37,295
Total Revenues	1,045,187
Expenses:	
Commissions	826,451
Salaries and wages	100,496
Occupancy	13,600
Depreciation	3,158
Insurance	6,010
Licenses and fees	6,570
Professional fees	40,920
Office expense	24,633
Training and meetings	4,060
Brokerage and regulatory fees	44,193
Website and email expense	15,047
Other expenses	259
Total Expenses	1,085,397
NET LOSS	$ (40,210)

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2016

	Common Stock		Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
BALANCE AT JANUARY 1, 2016	160,952	$ 40,238	$ 188,162	$ (133,380)	$ 95,020
Net income (loss)		-	-	(40,210)	(40,210)
Common stock issued	8,000	2,000	18,000	-	20,000
BALANCE AT DECEMBER 31, 2016	168,952	$ 42,238	$ 206,162	$ (173,590)	$ 74,810

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION
STATEMENT OF CASH FLOWS
Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(40,210)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in cash surrender value of life insurance policy		
Depreciation		3,158
(Increase) decrease in operating assets:		
Commissions receivable		(3,160)
Deposits with clearing organizations		13,499
Prepaid expenses and other assets		(7,759)
Increase (decrease) in operating liabilities:		
Commissions payable		1,564
Accrued expenses		(7,709)
Dues collected in advance		6,626
NET CASH USED IN OPERATING ACTIVITIES		(33,991)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from the issuance of common stock		20,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		20,000
NET DECREASE IN CASH		(13,991)
CASH AT BEGINNING OF YEAR		73,855
CASH AT END OF YEAR	$	59,864
CASH PAID DURING THE YEAR FOR:		
Interest paid	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

Nicol Investors Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an Illinois corporation operated from Granite City, Illinois and operating in various states throughout the United States. The Company is a wholly-owned subsidiary of Nicol Enterprises, Inc. ("the Holding Company").

The Company offers mutual funds and variable annuity contracts on an application-way basis to retail clients. The Company also offers its clients the ability to open general securities accounts through a clearing broker-dealer. The Company's primary focus is to provide financial advice to middle income families.

With respect to this activity, the Company promptly forward all funds and securities received and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c3-1 under the Securities Exchange Act of 1934.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions and Commissions

Securities transactions and commission revenues and related expenses are recorded on a settlement date basis. At December 31, 2016, management considers all commissions receivable as collectible; therefore, an allowance for uncollectible amounts is not necessary.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using accelerated methods over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2016 was $3,158.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation/amortization is removed from the accounts; gains or losses resulting therefrom are included in the statement of operations.

Dues Collected in Advance

Dues collected in advance represent monies collected upfront by the company during the current year from their registered associates for various dues and licensing fees related to 2016. The Company charges a small administrative fee which is recorded as other income when earned.

Income Taxes

The Company has elected to be taxes under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for federal income taxes on taxable income.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax positions, and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

Subsequent Events

Management's review of subsequent events was through March 6, 2017, which is the date the financial statements were available to be issued.

NOTE C – CLEARING BROKER-DEALER DEPOSIT

The Company is contractually obligated to maintain a deposit account at its clearing broker-dealer, DST Market Services, LLC. As designated by the terms of the agreement, the deposit account shall at all times contain cash, qualified securities, or a combination of both having a market value of at least $25,000. During 2016, the clearing broker-dealer agreed to reduce the required amount of the deposit account to $12,500. This amount is included in deposits with the clearing organization in the accompanying statement of financial condition.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 6 2/3/% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1.

At December 31, 2016, the Company had Net Capital of $ 41,192 which was $35,104 in excess of its required Net Capital of $6,088. The Company's ratio of aggregate indebtedness to net capital was 2.22 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully-disclosed basis with DST Market Services.

NOTE E – RELATED PARTIES

The Company had the following related party transactions during 2016. Related parties include stockholders who own greater that 5% of the Holding Company's common stock:

Commission expense	$ 370,806
Occupancy expense	$ 13,600
Salaries and professional fees	$ 11,500
Administrative expenses	$ 4,000

Commissions payable to related parties at December 31, 2016 totaled $23,962 and has been included in the accompanying statement of financial condition.

NOTE F – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customer' inability to fulfill their contractual obligation are the responsibility of the Company. As designated by the terms of the agreement, the Company carries a deposit with the broker-dealer in the amount of $12,500 (See Note C).

NOTE G – CONTINGENCY

On September 22, 2016, the Company was notified that their clearing broker-dealer would be closing their clearing division, effective March 31, 2017. As a result, the Company has decided that it will no longer offer general securities to its clients. The Company is required to move its client's accounts maintained by the closing broker-dealer by March 31, 2017, or be liable for previously waived fees totaling approximately $30,000.

NOTE H – SIPC ANNUAL ASSESSMENT

The Company is a member of the Securities and Investor Protection Corporation and has remitted all required assessments.